Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Fixed Charges
1 Interest expensed and capitalized	$42,182	$38,728	$29,880	$13,178	$15,102
2 An estimate of the interest factor in rental expense	6,038	4,367	5,418	4,607	4,165

Total Fixed Charges	$48,220	$43,095	$35,298	$17,785	$19,267

Earnings
1 Pre-tax income (loss) from continuing operations before minority interests	$(34,414)	$(368,470)	$200,113	$112,463	$58,239
2 Fixed charges	48,220	43,095	35,298	17,785	19,267
3 Amortization of capitalized interest (less interest capitalized)	87	(572)	(796)	102	207

Total Earnings	$13,893	$(325,947)	$234,615	$130,350	$77,713

Ratio of Earnings to Fixed Charges (1)	0.3	—	6.6	7.3	4.0

(1) Earnings were inadequate to cover fixed charges by $369.0 million in 2008.